Exhibit 12.1

The ExOne Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Loss before income taxes	$(19,979)	$(14,531)	$(26,038)	$(21,684)	$(5,947)
Fixed charges added to earnings	213	410	292	471	729

Total earnings	$(19,766)	$(14,121)	$(25,746)	$(21,213)	$(5,218)

Fixed charges
Interest expense	$94	$298	$152	$144	$372
Amount representative of the interest factor in rents	119	112	140	327	357

Fixed charges added to earnings	$213	$410	$292	$471	$729
Ratio of earnings to fixed charges	(A )	(A )	(A )	(A )	(A )

(A)	A deficiency of earnings to cover fixed charges of $19,979, $14,531, $26,038, $21,684 and $5,947 exists for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.